UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68690

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MBS Capital Markets, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

4890 W. Kennedy Blve, Suite 940

(No. and Street)

Tampa	Florida	33609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin M Bullelt   813-281-2700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACCELL Audit & Compliance, P.A.

(Name – *if individual, state last, first, middle name*)

4868 W. Gandy Blvd	Tampa	Florida	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Edwin M Bulleit _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS Capital Markets, LLC _____ , as of _____February 27_____ , 20 /8 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


Signature

GAIL A. ZEIGLER
MY COMMISSION # FF 236396
EXPIRES: June 2, 2019
Bonded Thru Notary Public Underwriters

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MBS CAPITAL MARKETS, LLC

**Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

December 31, 2017
(With Reports of Independent Registered Public Accounting Firm Thereon)

INDEX



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MBS Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC as of December 31, 2017, the related statements of income and members' equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MBS Capital Markets, LLC's management. Our responsibility is to express an opinion on MBS Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MBS Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MBS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of MBS Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as MBS Capital Markets, LLC's auditor since 2015.

Tampa, Florida

February 22, 2018

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	1,538,564
Marketable securities, at fair value		3,885,833
Other assets		38,618
Deposits with clearing agency		150,000
Furniture and equipment, net		34,021
Total assets	$	5,647,036

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	835,901
Total liabilities		835,901
Members' equity		4,811,135
Total liabilities and members' equity	$	5,647,036

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

For the Year Ended December 31, 2017

Revenue:		
Underwriting	$	4,488,143
Placement		1,690,735
Marketable securities gains, net		31,157
Other, net		11,426
Total revenue		6,221,461
Expenses:		
Employee compensation and benefits		1,676,752
Other expenses		1,527,133
Interest expense		7,361
Total expenses		3,211,246
Net income		3,010,215
Members' equity at beginning of year		5,669,585
Member distributions		(3,868,665)
Members' equity at end of year	$	4,811,135

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	3,010,215
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		6,870
(Increase)decrease in operating assets:		
Accounts receivable		50,000
Other assets		(2,982)
Marketable securities, at fair value		556,731
Increase(decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(776,629)
Other liabilities		(585,090)
Net cash provided by operating activities		2,259,115
Cash flows from financing activities:		
Member distributions		(3,868,665)
Net cash used in financing activities		(3,868,665)
Net decrease in cash and cash equivalents		(1,609,550)
Cash and cash equivalents at beginning of year		3,148,114
Cash and cash equivalents at end of year	$	1,538,564
Supplemental disclosure - interest paid	$	7,361

(1)   Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2)   Summary of Significant Accounting Policies

(a)   Revenue Recognition

The Company recognizes revenues in the period which the revenue is earned and services are rendered.

(b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Accounts Receivable

Accounts receivable represents balances due for services completed that have yet to be paid. The Company estimates the allowance for doubtful accounts based upon a review of current collectability of existing receivables

(d)   Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the application of this standard as of and for the year ended December 31, 2017. The Company's income tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(2)   Summary of Significant Accounting Policies - Continued

(e)   Marketable Securities

Marketable securities are reported at fair value based on quoted market prices and have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(f)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(g)   Recently Issued Accounting Pronouncements

In addition, in May 2014, the (Financial Accounting Standards Board)FASB issued Accounting Standards Updates (update or ASU) 2014-09, Revenue from Contracts with Customers. The amendments in ASU 2014-09 require an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-9 will replace most existing revenue guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgement and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to December 15, 2017 for interim annual reporting periods beginning after that date. Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016.

The Company will adopt ASU 2014-09 as of January 1, 2018. At this time, it is not known nor can it be reasonably estimated what the impact of this standard's adoption will have on our firm.

(3) **Concentrations of Credit Risk and Major Customer Information**

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

During 2017, approximately 72% and 27% of total revenue was generated by underwriting transactions and private placements, respectively.

(4) **Deposits with Clearing Agency**

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2017, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5) **Fair Value of Financial Instruments**

The Company has adopted the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held cash and cash equivalents of $1,538,564 and deposits with clearing agency of $150,000 at December 31, 2017, which were considered Level 1 assets. The Company held $3,885,833 of marketable securities which consisted of municipal bonds at December 31, 2017. The fair value of municipal bonds is estimated using recently executed transactions, broker quotations, and bond spread information. These bonds are considered Level 2 assets.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) **Commitments and Contingencies**

The Company has two operating leases for office space. Approximate future minimum lease payments required under these operating leases are as follows:

Year Ending December 31,

2018	$	71,591
2019		68,246
2020		5,701
Total	$	145,538

Expense incurred during the year ended December 31, 2017 related to these leases total approximately $128,000.

(7) **Related Party Transactions**

Included in accounts payable and accrued liabilities in the statement of financial condition is approximately $18,000 due to members for reimbursement of expenses. Also, $228,543 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity. The Company paid $90,000 to a profit sharing plan in which they are the Trustee. As of December 31, 2017, the Company accrued $278,326 related to the profit sharing amount. This number is included in accounts payable and accrued liabilities on the statement of financial condition.

In April 2014, a relative of one of the managing members purchased one of the office buildings that the company leases. Related expense paid to this related party during the year ended December 31, 2017 was approximately $83,000.

(8) **Indemnifications**

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2017, the Company had net capital of $4,427,232 which exceeded the capital requirement of $100,000 by $4,327,232. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2017.

(10) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company's contributions to the Plan for the year ended December 31, 2017 were $278,326. Plan contributions are included in employee compensation and benefits in the statement of income and members' equity and in accounts payable and accrued liabilities on the statement of financial condition.

(11) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(12) Subsequent Events

The Company has evaluated events and transactions for potential recognition and disclosure through February 22, 2018 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2017

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:		
Members' equity	$	4,811,135
Less non-allowable assets:		
Other assets		(72,639)
Net capital before haircuts	$	4,738,496
Haircuts on security positions		311,264
Net capital	$	4,427,232
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	835,901
Computation of basic net capital requirement:		
Minimum net capital required	$	100,000
Excess net capital	$	4,327,232
Ratio of aggregate indebtedness to net capital		0.19

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017, as amended on February 22, 2018 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

**Schedule II and III: Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2017

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.



Members of MBS Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MBS Capital Markets, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MBS Capital Markets, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating MBS Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MBS Capital Markets, LLC's management is responsible for MBS Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Accell Audit & Compliance, PA

Tampa, Florida
February 22, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
11*11*****2073******************MIXED AADC 220
68690   FINRA   DEC
MBS CAPITAL MARKETS LLC
4890 W KENNEDY BLVD STE 940
TAMPA, FL 33609-1850
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,219

   B. Less payment made with SIPC-6 filed (exclude interest)   (5,560   )

   7/24/2017

   Date Paid

   C. Less prior overpayment applied   (—   )

   D. Assessment balance due or (overpayment)   3,659

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   —

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,659

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 3,659

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS Capital Markets, LLC

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 14 day of February , 20 18 .

Managing Partner

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,221,461

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	67,974
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 7,361	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		7,361
Total deductions		75,335

2d. SIPC Net Operating Revenues.	$ 6,146,126
2e. General Assessment @ .0015	$ 9,219

(to page 1, line 2.A.)

2



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of MBS Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) MBS Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MBS Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MBS Capital Markets, LLC stated that MBS Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MBS Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBS Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida

February 22, 2018

4806 West Gandy Boulevard • Tampa, Florida 33611 • 813.440.6380



MBS CAPITAL MARKETS, LLC

Assertions Regarding Exemption Provisions

We, as members of management of MBS Capital Markets, LLC (the Company), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filings is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) throughout the year ended December 31, 2017.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

MBS Capital Markets, LLC

By:

_____
(Name)

Managing Director and Chief Compliance Officer
(Title)

_January 31, 2018_____
(Date)